

July 6, 2012

Via E-mail
Scott T. Parker
Executive Vice President and Chief Financial Officer
CIT Group Inc.
11 West 42nd Street
New York, NY 10036

>   **Re: CIT Group Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **Response dated May 15, 2012**
>   **File No. 001-31369**

Dear Mr. Parker:

We have reviewed your response dated May 15, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

We rely on our systems, employees, and certain third party vendors..., page 25

1.   In your response to prior comment 1, you identify a few data security incidents of third party vendors that impacted CIT Group customers in the past two years. In order to provide the proper context, beginning with your next Form 10-Q, you should clearly state in your risk factor that your third party vendors have experienced attacks that affected

some of your customers. Similar to your response, you may include language that indicates that the attacks were mitigated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Carol Hayles, Corporate Controller